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                                                                Exhibit (a)(9)


                                  SCRIPT FOR
                             CONFERENCE CALL WITH
                      ELIGIBLE OPTION HOLDERS REGARDING
                           OPTION EXCHANGE PROGRAM
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INTRODUCTION

- Good morning and welcome to LCC's conference call regarding its offer to exchange outstanding stock options held by our employees. This is Trish Drennan, Vice President, Corporate Communications and Investor Relations. During the first portion of this conference call, I will discuss some of the more important aspects of the option exchange program. I will then answer any questions you have about the exchange program. I ask that you wait until we begin the Q&A session before asking any questions.

IMPORTANT DOCUMENTS TO REVIEW

- LCC is offering to exchange all outstanding options under our employee stock option plan with an exercise price of $10.50 or more and held by eligible employees for new options under the plan.

- You should have received the option exchange program materials Wednesday by e-mail. If you have not received these materials, or if you would like to receive a paper copy of the offer materials, call Barry Kavulic at extension 2691 in our McLean office and he will send you the documents.
    You can also reach Barry by e-mail at stock_administration@lcc.com.

- In the e-mail that we sent to you on Wednesday, you received three important documents that you need to review carefully before you decide whether to participate.

       (1) The first document is the official offer to exchange. This document details all of the terms and conditions of the option exchange program. LCC's offer is being made under the terms and subject to the conditions of this document. In addition, participating in the offer to exchange involves risks that are discussed in the offer to exchange.

       (2) The second document is called the letter of transmittal. You will need to complete, sign and return this letter of transmittal to Brady Kavulic to exchange your options.

       (3) The third document provides the details regarding your specific option grants that are eligible under the exchange program. This document sets forth for each of your options (1) the grant date,
           (2) the exercise price and (3) the total number of option shares subject to the option. If you decide to





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           participate in the exchange program, you should refer to this document to complete and return the letter of transmittal to Brady.

I will discuss the procedure you must follow to tender your options in a few minutes. But first I would like to discuss some of the more important aspects of the exchange program.


IMPORTANT FACTS ABOUT THE PROGRAM

- You have a window of about one month to participate in the program. Once this window closes at 5:00 p.m., New York City time, on Tuesday, November 20, the program will not be reopened to accommodate any employee. If you wish to exchange any of your existing options, you must submit the required documentation by that time.

- For your options to be eligible for exchange, they must have an exercise price of $10.50 or more. You may surrender all or a portion of these options to LCC in exchange for new options. If you wish to exchange some but not all of your options, you must surrender all the options you received on any particular date. In other words, you may not exchange only some of the options received on the same date. For example, if you received options on January 1, 1999, January 1, 2000 and January 1, 2001, and you wish to tender options received on January 1, 1999, you must tender all of the options you received on that date.

- You also have the right to choose not to tender any of your options. If you decide not to tender any options, you don't have to take any action.

- We will grant the new options on or about the first business day which is at least six months and one day after we accept the tendered options. If we accept the tendered options on November 20, 2001 as currently scheduled, we will grant the new options on or about May 21, 2002. We have to wait this long to grant the new extension in order to avoid recording compensation expense under the program, which would reduce our reported earnings.

- Your new options will be exercisable for one half of the number of shares you tender. In the program, we will grant an option for one option share for each option for two option shares you tender. For example, if you tender an option to purchase 1,000 shares of common stock, you would receive a new option to purchase 500 shares.

- The exercise price of the new options will be equal to the closing price of our common stock on Nasdaq on the business day immediately preceding the date we grant the new options. Therefore, we cannot predict the exercise price of the new options. In recent months, the closing price our common stock has been in the range of $4.30 to $6.66 per share. However, our stock price could increase in the coming months, perhaps significantly. Because we will not grant the new



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    options until at least May 21, 2002, the new options may have a higher exercise price than some or all of your current options. You should obtain current market quotations for our common stock before deciding whether to tender your options.

- Your new options will be subject to the terms of the employee plan, a new grant letter, and the non-incentive stock option agreement terms and conditions which is available on LCC's intranet. Other than the exercise price, the terms of the new options will be substantially the same as the terms and conditions of your current options. For example, the new options will vest on the same schedule as the options they replace. Therefore, assume you tender an option to purchase 1,500 shares of common stock that was granted on January 1, 2001, and assume that this option vests in three equal installments on the first, second and third anniversaries of the grant date. You will receive an option to purchase 750 shares on or about May 21, 2002, of which -

      - 250 option shares will be fully vested immediately;

      - 250 option shares will vest on January 1, 2003; and

      - 250 option shares will vest on January 1, 2004.

- In order to receive your new options, you must remain an employee of LCC or one of our subsidiaries from the date you tender your existing options until the date we grant the new options. If you do not remain an employee, you will not receive any new options or any other consideration for the options you tendered to LCC.

- If you tender options in the offer, LCC does not expect to award any other options to you before you receive your new options in May 2002. This is a result of accounting rules that could require LCC to record compensation expense against its earnings if options are granted to you before the date you receive the new options.

- If you tender your options but later change your mind, you may withdraw your tendered options at any time before 5:00 p.m., New York City time, on November 20, 2001. If the offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. To validly withdraw tendered options, you must deliver to us a written notice of withdrawal.


TAX CONSEQUENCES

- If you are a U.S resident for U.S. federal income taxes, and you exchange your current options for new options, you will not be required to recognize income for U.S. federal income tax purposes at the time of the exchange. Further, at the




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    date of grant of the new options, you will not be required to recognize income for U.S. federal income tax purposes. But once you exercise your new options, the difference between the exercise price of the option and the fair market value of the shares will be compensation income taxable to you.

- If you are subject to tax in a jurisdiction other than the United States, you should consult your own tax advisor to determine any foreign tax consequences to you of participating in the offer. The foreign tax consequences of this exchange offer may vary. Therefore, you may be taxed on either the exchange of your options for new options or the grant of new options.


HOW TO TENDER OPTIONS

To tender your options, you must properly complete and return to us the letter of transmittal you received on Tuesday. In particular, you must perform the following three steps:

- First, you must fill in the table on page 1 of the letter of transmittal. This requires that you write in the following three separate items of information for each option you surrender: (1) the grant date, (2) the exercise price, and (3) the number of option shares subject to options you are tendering. We have provided each of these items of information for each of your options in the third document you received on Tuesday entitled "yourlastname.doc."

- The second step you must perform to tender your options is to complete and sign the box on page 3 of the letter of transmittal.

- The third step is to fax or deliver a hard copy of the completed letter on or before 5:00 p.m., New York City time, on Tuesday, November 20, to Brady Kavulic, our Stock Plan Administrator, at our McLean office. Brady's fax number is (703) 873-2692.


QUESTION AND ANSWER SESSION

I would now like to answer any questions that you may have about the option exchange program.



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CONCLUSION

If there are no more questions, I would like to thank you for attending this conference call. Again, I want to remind you that if any other questions should arise about the offer, or if you would like to receive paper copies of the offer materials, please contact Brady Kavulic, LCC's Stock Plan Administrator.






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